

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 3, 2010

Robert H. Lorsch, CEO
MMR Information Systems, Inc.
468 North Camden Drive, 2nd Floor
Beverly Hills, California 90210

> **Re: MMR Information Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 000-51134**

Dear Mr. Lorsch:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (949) 725-4100</u>
Mark L. Skaist, Esq.
Stradling Yocca Carlson & Rauth